October 20, 2023

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe C2 Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 10/20/23

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibit F

Summary of changes made to Exhibit F:

- Updated
  Individual Consent to Jurisdiction

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/20/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

23008220

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/20/23 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 010/20/23] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Individual Consent to Jurisdiction | Updates: (i) added a link to the 'Summary of Your Rights Under the Fair Credit Reporting Act' document on the FTC's website and (ii) changed font to current brand standards.

Cboe C2 Exchange, Inc.
Individual Consent to Jurisdiction

I hereby agree to abide by the Bylaws and Rules of Cboe C2 Exchange, Inc. (“C2 Options”), as they shall be in effect from time to time.

I authorize any governmental agency, national securities exchange, national securities association, commodities exchange and all of my former employers and other persons to furnish to C2 Options, upon its request, any information they may have concerning my character, ability, business activities, reputation and employment history and I hereby release each such person from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

I authorize C2 Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity’s showing of proper authority and need) any information C2 Options may have concerning me, and I hereby release C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

I agree to promptly update my application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of my application to C2 Options and prior to any approval of the application.

I acknowledge and agree that under the Fair Credit Reporting Act, C2 Options may procure or cause to be prepared an investigative consumer report on me, including, without limitation, information as to my character, general reputation, personal characteristics, employment, clearing firm, finances, financial litigation, mode of living, and credit reports, as applicable. The Federal Trade Commission’s “A Summary of Your Rights Under the Fair Credit Reporting Act” is available here.

I recognize that the statements in the application materials furnished to C2 Options may be verified by investigation, and hereby declare that they are true, complete and accurate.

____

Signature

____

Printed Name

____

Title

____

Name of Organization

____

Date

Note: All Responsible Person(s) and each associated person of a Permit Holder organization that is required to be disclosed on Exchange Act Form BD as a direct owner, control person or executive officer is required to complete this form.